Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/07/2018	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) Fax: 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/7/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLCCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 8/7/2018 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 7 day of August (Month), 2018 (Year) by Jillian Palmer (Notary Public)

My Commission expires 5/27/22 County of Barnstable State of Massachusetts

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

JILLIAN H. PALMER NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMMISSION EXPIRES MAY 27, 2022

SEC Mail Processing AUG 08 2018 Washington DC 410

18002791

RECEIVED 2018 AUG -8 PM 2:41 SEC / TM

BOX℠ OPTIONS

August 7, 2018

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 28 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 28 to Form 1 (the "Amendment"). The Amendment includes an updated execution page, and amendments to Exhibit C and Exhibit J.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 28.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

101 Arch Street, Suite 610, Boston, MA 02110
Tel.: 617-235-2291 ■ Fax: 617-235-2253
www.boxoptions.com
135 S. LaSalle Street, Suite 4250, Chicago, IL 60603
Tel.: 312-251-7000 ■ Fax: 312-251-7001

BOX OPTIONS

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 28
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 28. The Form 1 application is not being modified in any respect other than to the extent set forth below.

Amendment to:

Exhibit C

Request:
For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

BOX OPTIONS

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Holdings Group LLC

9. Officers of BOX Holdings Group LLC:
    - Peter J. Layton, CEO
    - Lisa Fall, President, Chief Legal Officer & Secretary

   Directors of BOX Holdings Group LLC:
    - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
    - Luc Bertrand, Vice Chair, National Bank Financial Group
    - Luc Fortin, President, CEO, and Global Head of Trading, Montreal Exchange
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Marin Nitzov, Algorithmic Trader, Citadel Group
    - Charles Mogilevsky, Managing Director, Citigroup Inc.
    - Calin Ciordas-Ciurdariu, Managing Director, Credit Suisse Group
    - Kenneth MacHarg, Managing Director, JP Morgan
    - Ryan Gould, Managing Director, UBS

   Committees:

   Audit Committee:
    - David Battan
    - Peter Layton
    - Charles Mogilevsky

   Compensation Committee:
    - Peter Layton
    - Milan Galik

   Executive Committee:
    - Peter Layton
    - Luc Bertrand
    - William Easley
    - Luc Fortin
    - Milan Galik

BOX OPTIONS

BOX Market LLC

9. Officers of BOX Market LLC:
    - Ed Boyle, CEO
    - Lisa Fall, President, Chief Legal Officer & Secretary
    - Patrick Zielinski - SVP, Market Operations

   Directors of BOX Market LLC:
    - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
    - Luc Bertrand, Vice Chair, National Bank Financial Group
    - Luc Fortin, President, CEO, and Global Head of Trading, Montreal Exchange
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Marin Nitzov, Algorithmic Trader, Citadel Group
    - Charles Mogilevsky, Managing Director, Citigroup Inc.
    - Calin Ciordas-Ciurdariu, Managing Director, Credit Suisse Group
    - Kenneth MacHarg, Managing Director, JP Morgan
    - Ryan Gould, Managing Director, UBS

   Committees:

   Audit Committee:
    - David Battan
    - Peter Layton
    - Charles Mogilevsky

   Compensation Committee:
    - Peter Layton
    - Milan Galik

   Executive Committee:
    - Peter Layton
    - Luc Bertrand
    - Ed Boyle
    - William Easley
    - Luc Fortin
    - Milan Galik

BOX OPTIONS

Amendment to:

Exhibit J

Request:
A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit J is hereby amended as set forth below. The Exhibit J is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

2. Directors:

Each of the following directors was elected on July 19, 2018 to a one-year term, each to serve until his replacement is duly elected or until his earlier death, disability, removal or resignation.

Name:	Title:	Primary Business:
Kurt Eckert	Participant Director	Options trading
Sean Flynn	Participant Director	Options trading
Peter Layton	BOX Holdings Director	CEO
Laurence Mollner	Non-Industry Director	None/Retired
Paul Stevens	Non-Industry Director	None/Retired
Robert Whaley	Non-Industry Public Director	Professor
Susan Whiting	Non-Industry Director	None/Retired

3. Committees:

Each of the following committee members was elected on July 19, 2018 to a one-year term, each to serve until his replacement is duly elected or until his earlier death, disability, removal or resignation.

BOX OPTIONS

Audit Committee:

- Peter Layton
- Laurence Mollner
- Paul Stevens

Compensation Committee:

- Laurence Mollner
- Paul Stevens
- Robert Whaley
- Susan Whiting

Regulatory Oversight Committee:

- Laurence Mollner
- Paul Stevens
- Bob Whaley
- Susan Whiting

Risk Committee:

- Kurt Eckert
- Peter Layton
- Laurence Mollner
- Paul Stevens
- Robert Whaley

Nominating Committee:

- Kurt Eckert
- Sean Flynn
- Peter Layton
- Laurence Mollner
- Paul Stevens
- Robert Whaley
- Susan Whiting